UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-CEN   ☐Form N-CSR

For Period Ended: March 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Motorcar Parts of America, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

2929 California Street
Address of Principal Executive Office (Street and Number)

Torrance, CA 90503
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motorcar Parts of America, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended March 31, 2019 (“2019 10-K”) within the prescribed time period.  The Company needs additional time to complete certain activities in connection with its financial statement close process, as well as to complete management’s assessment regarding the effectiveness of internal control over financial reporting as of March 31, 2019, which could result in the determination that a material weakness existed at March 31, 2019.  The Company expects that it will file its Annual Report on Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification contains “forward-looking statements.”  Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements.  Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “could,” “may” and similar expressions.  Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things the risk that we may not obtain a forbearance, waiver, amendment or other arrangement with our lenders, and that our lenders may then exercise their remedies under the Credit Agreement or Note Purchase Agreement, including declaring all outstanding debt thereunder to be immediately due and payable and exercising their remedies against our assets and our subsidiaries’ assets.

All forward-looking statements included in this notification should be considered in the context of these risks.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV -- OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification.

David Lee (Name)	(310) (Area Code)	212-7910 (Telephone Number

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒No ☐

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Motorcar Parts of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2019	By:	/s/ David Lee
David Lee
Chief Financial Officer